Exhibit 1(f)

                        SCUDDER INTERNATIONAL FUND, INC.

                             ARTICLES SUPPLEMENTARY


         SCUDDER INTERNATIONAL FUND, INC., a Maryland corporation having a principal office in New York, New York and having The Corporation Trust Incorporated as its resident agent located at 32 South Street, Baltimore, Maryland 21202 (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

                  FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Corporation by Article FIFTH of the Charter of the Corporation, the Board of Directors has eliminated the condition of redemption set forth in the Articles Supplementary of the Corporation filed on December 2, 1992, and subsequently amended by the Board of Directors of the Corporation on December 17, 1992, whereby the one hundred million (100,000,000) shares of the capital stock of the Corporation designated as the "Latin America Fund" series was redeemable at a price equal to ninety-eight percent (98%) of the then current net asset value per share, or such higher percentage of current net asset value per Share that represents the then current net asset value minus an amount equal to 2% of the cost of such Shares; except for (a) a redemption of reinvestment Shares (i.e., Shares purchased through the reinvestment of dividends or capital gains distributions paid by the Fund) and (b) a redemption of Shares by the Fund upon exercise of its right to liquidate accounts (i) falling below the minimum account size by reason of shareholder redemptions or (ii) when the shareholder has failed to provide tax identification information, in which cases such Shares shall be redeemable at the net asset value thereof, if such shares had been issued and outstanding on the books of the Corporation for less than one year.

                  SECOND: A description of the Corporation's series, including the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions for redemptions is set forth in the Amended and Restated Articles of the Corporation and is not changed by these Articles Supplementary, except as set forth above.

                  THIRD: The Board of Directors of the Corporation, acting at a duly called meeting held on September 4, 1996, adopted resolutions eliminating the condition of redemption as set forth in these Articles Supplementary.


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         IN WITNESS WHEREOF, Scudder International Fund, Inc. has caused these
Articles Supplementary to be signed and acknowledged in its name and on its behalf by its Vice President and its corporate seal to be hereunto affixed and attested by its Secretary, on the 5th day of September, 1996.

                                         SCUDDER INTERNATIONAL FUND, INC.



                                         By: /s/David S. Lee
                                             -------------------
                                             David S. Lee
                                             Vice President


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                                  Verification
                                  ------------

         I, Thomas F. McDonough, Secretary of Scudder International Fund, Inc. (the "Corporation") do hereby verify that I have executed these Articles Supplementary and acknowledge the same to be my act; that adoption of these Articles Supplementary by the Corporation was a valid corporate act; that, to the best of my knowledge, information and belief, the matters and facts set forth herein are true in all material respects; and that this statement is made under the penalties of perjury.


                                          /s/Thomas F. McDonough
                                          -------------------------------
                                          Thomas F. McDonough
                                          Secretary


SEAL

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